                                                                    EXHIBIT 2.2

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                            NUTMEG INDUSTRIES, INC.
                                       AT

                              $17.50 NET PER SHARE
                                       BY
                             SPICE ACQUISITION CO.
                          A WHOLLY OWNED SUBSIDIARY OF

                                V.F. CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON
            TUESDAY, JANUARY 18, 1994, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED BY THE EXPIRATION DATE AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "SHARES") OF NUTMEG INDUSTRIES, INC. (THE "COMPANY") WHICH, TOGETHER WITH THE SHARES THEN OWNED BY SPICE ACQUISITION CO. (THE "PURCHASER"), WOULD REPRESENT AT LEAST A MAJORITY OF THE TOTAL NUMBER OF SHARES OUTSTANDING ON A FULLY DILUTED BASIS.
                            ------------------------
     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER DESCRIBED HEREIN ARE FAIR TO AND IN THE BEST INTEREST OF THE COMPANY AND ITS STOCKHOLDERS, HAS APPROVED THE OFFER AND THE MERGER AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.
                            ------------------------

     Any stockholder desiring to tender Shares should either (1) complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal and deliver it with the certificate(s) representing tendered Shares and all other required documents to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3 or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he or she desires to tender such Shares.

     Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

     Questions and requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.
                            ------------------------
                      THE DEALER MANAGER FOR THE OFFER IS:

                          J.P. MORGAN SECURITIES INC.

December 17, 1993

                               TABLE OF CONTENTS

                                       SECTION                                            PAGE
- --------------------------------------------------------------------------------------    ----
      Introduction....................................................................      1
1.    Terms of the Offer; Expiration Date.............................................      2
2.    Acceptance for Payment and Payment..............................................      2
3.    Procedure for Tendering Shares..................................................      3
4.    Withdrawal Rights...............................................................      5
5.    Certain Tax Consequences........................................................      5
6.    Price Range of Shares; Dividends................................................      5
7.    Certain Information Concerning the Company......................................      6
8.    Certain Information Concerning the Purchaser and Parent.........................      7
9.    Source and Amount of Funds......................................................     10
10.   Background of the Offer; Past Contacts, Transactions or Negotiations with the
        Company; Merger Agreement.....................................................     11
11.   Purpose of the Offer; Plans for the Company.....................................     17
12.   Effect of the Offer on the Market for the Shares; Stock Exchange Listing;
        Registration under the Exchange Act...........................................     19
13.   Dividends and Distributions.....................................................     19
14.   Extension of Tender Period; Termination; Amendment..............................     20
15.   Certain Conditions of the Offer.................................................     21
16.   Certain Legal Matters; Regulatory Approvals.....................................     23
17.   Fees and Expenses...............................................................     25
18.   Miscellaneous...................................................................     25
Schedule I -- Directors and Executive Officers of Parent and the Purchaser............     27

                                       (i)

To the Holders of Common Stock of
NUTMEG INDUSTRIES, INC.:

     Spice Acquisition Co., a Florida corporation (the "Purchaser") and a wholly owned subsidiary of V.F. Corporation, a Pennsylvania corporation ("Parent"), hereby offers to purchase all outstanding shares of Common Stock, par value $0.01 per share, of Nutmeg Industries, Inc., a Florida corporation (the "Company"), at $17.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. The Purchaser will pay all charges and expenses of J.P. Morgan Securities Inc., which is acting as Dealer Manager of the Offer (in such capacity, the "Dealer Manager"), First Union National Bank (the "Depositary") and D.F. King & Co., Inc. (the "Information Agent") incurred in connection with the Offer. See
Section 17.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED BY THE EXPIRATION DATE (AS DEFINED BELOW) AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES WHICH, TOGETHER WITH THE SHARES THEN OWNED BY THE PURCHASER, WOULD REPRESENT AT LEAST A MAJORITY OF THE TOTAL NUMBER OF SHARES OUTSTANDING ON A FULLY DILUTED BASIS (THE "MINIMUM CONDITION"). SEE
SECTION 15.

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD OF DIRECTORS") HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER DESCRIBED HEREIN ARE FAIR TO AND IN THE BEST INTEREST OF THE COMPANY AND ITS STOCKHOLDERS, HAS APPROVED THE OFFER AND THE MERGER AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 12, 1993 (the "Merger Agreement"), among the Company, the Parent and the Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation (the "Surviving Corporation"). Each outstanding Share not owned by Parent, Purchaser or any other subsidiary of Parent (collectively, the "Purchaser Companies") will be converted into and represent the right to receive $17.50 in cash or any higher price that may be paid per Share in the Offer, without interest. See Section 10.

     In connection with the execution and delivery of the Merger Agreement, the Company and the Purchaser have entered into a Company Stock Option Agreement dated as of December 12, 1993 (the "Company Option Agreement"), between the Company and the Purchaser, pursuant to which the Company has granted the Purchaser the right to acquire up to 2,980,000 Shares under certain circumstances at a price per Share of $17.50. See Section 10. In addition, the Purchaser has entered into a Stockholder Option Agreement dated as of December 12, 1993 (the "Stockholder Option Agreement") with certain stockholders of the Company granting the Purchaser an option to acquire 3,509,652 Shares from such stockholders under certain circumstances at a price of $17.50 per Share. See
Section 10.

     According to the Company, as of October 30, 1993 there were 18,563,632 Shares outstanding and not more than 975,000 Shares subject to issuance pursuant to the Company's stock option and incentive plans. As a result, the Purchaser believes that the Minimum Condition would be satisfied if at least 9,769,317 Shares are validly tendered and not withdrawn prior to the Expiration Date.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ IN ITS ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     1. Terms of the Offer; Expiration Date. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares that have been validly tendered by the Expiration Date and not withdrawn as permitted by Section 4. The term "Expiration Date" means 12:00 Midnight, New York City time, on Tuesday, January 18, 1994, unless the Purchaser shall have extended, in its sole discretion, the period of time for which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

     The Offer is subject to certain conditions set forth in Section 15, including satisfaction of the Minimum Condition and expiration or termination of the waiting period applicable to the Purchaser's acquisition of Shares pursuant to the Offer under Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). If any such condition is not satisfied, the Purchaser may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in Section 4, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered by the Expiration Date and not withdrawn or (iv) delay acceptance for payment of or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. In the Merger Agreement, the Purchaser has agreed, subject to the conditions in Section 15 and its rights under the Offer, to accept for payment Shares as soon as practicable after the latest of (i) the date on which the waiting period under the HSR Act has expired or been terminated, (ii) the date on which the conditions in Section 15 are fulfilled and there is no right to terminate the Offer under Section 15 (subject to the Purchaser's rights to extend the Offer) and (iii) the earliest date on which the Offer can expire under Federal law. For a description of the Purchaser's right to extend the period of time during which the Offer is open, and to amend, delay or terminate the Offer, see Section 14.

     The Company has provided the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     2. Acceptance for Payment and Payment. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered by the Expiration Date and not properly withdrawn as soon as practicable after the later of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions set forth in Section 15. For a description of the Purchaser's right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see Section 14.

     For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice to the Depositary of its acceptance of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined in Section 3)), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occur at different times. Under no circumstances will interest be paid by the Purchaser on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

     If the Purchaser increases the consideration to be paid for Shares pursuant to the Offer, the Purchaser will pay such increased consideration for all Shares purchased pursuant to the Offer.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment.

     If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at one of the Book-Entry Transfer Facilities), without expense to the tendering stockholder, as promptly as practicable following the expiration or termination of the Offer.

     3. Procedure for Tendering Shares. To tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) certificates for the Shares to be tendered must be received by the Depositary at one of such addresses or (ii) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case prior to the Expiration Date, or (b) the guaranteed delivery procedure described below must be complied with. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility (as hereinafter defined) to and received by the Depositary and forming a part of a book-entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

     The Depositary will establish an account with respect to the Shares at The Depository Trust Company, Midwest Securities Trust Company and Philadelphia Depository Trust Company (collectively referred to as the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent's Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to a Book-Entry Transfer Facility does not constitute delivery to the Depositary.

     Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a firm which is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office or correspondent in the United States (an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

     If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share certificates evidencing such Shares are not immediately available or such stockholder cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered if all of the following conditions are met:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

          (iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee or an Agent's Message and any other documents required by the Letter of Transmittal, are received by the Depositary within five New York Stock Exchange, Inc. ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

     The method of delivery of Share certificates and all other required documents, including through Book-Entry Transfer Facilities, is at the option and risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, registered mail with return receipt requested, properly insured, is recommended.

     Under the federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payments made to certain stockholders pursuant to the Offer. In order to avoid such backup withholding, each tendering stockholder must provide the Depositary with such stockholder's correct taxpayer identification number and certify that such stockholder is not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal.

     By executing a Letter of Transmittal, a tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's proxies in the manner set forth in the Letter of Transmittal to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after December 10, 1993). All such proxies shall be irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon the acceptance for payment of such Shares by the Purchaser. Upon such acceptance for payment, all prior proxies and consents granted by such stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed by such stockholder (and, if given or executed, will not be deemed to be effective). Such designees of the Purchaser will be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company's stockholders, by written consent or otherwise. The Purchaser reserves the right to require that, in order for Shares to be validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser is able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

     The tender of Shares pursuant to any one of the procedures described above will constitute an agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of Shares determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares. None of the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

     4. Withdrawal Rights. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after February 14, 1994 unless theretofore accepted for payment as provided in this Offer to Purchase. If the Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, on behalf of the Purchaser, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

     To be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at one of the Book-Entry Transfer Facilities to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. None of the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

     5. Certain Tax Consequences. Sales of Shares by stockholders of the Company pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state and local and other tax laws.

     In general, a stockholder will recognize gain or loss equal to the difference between the tax basis of his Shares and the amount of cash received in exchange therefor. Such gain or loss will be a capital gain or loss if the Shares are capital assets in the hands of the stockholder and will be long-term gain or loss if the holding period for the Shares is more than one year as of the date of the sale of such Shares.

     The foregoing discussion may not apply to stockholders who acquired their Shares pursuant to the exercise of stock options or other compensation arrangements with the Company or who are not citizens or residents of the United States or who are otherwise subject to special tax treatment under the Internal Revenue Code of 1986.

     The federal income tax discussion set forth above is included for general information only. Due to the individual nature of tax consequences, stockholders are urged to consult their tax advisors as to the specific tax consequences to them of the Offer, including the effects of applicable state, local or other tax laws.

     6. Price Range of Shares; Dividends. The Shares are listed and principally traded on the NYSE. Prior to August 1991, the Shares were traded principally on the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). The following table sets forth for the periods indicated the high and low sales prices per Share on the NYSE Composite Tape or the NASDAQ National Market System, as the case may be, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 1993 (the "Company 10-K") with respect to the fiscal years 1992 and 1993, and thereafter as reported in published financial sources (which take into account the 3 for 2 stock splits with respect to Shares in January and June 1992):

FISCAL
 YEAR                                                                   HIGH       LOW
- ------                                                                 ------     ------
 1992:   First Quarter.............................................    $ 4.45     $ 1.83
         Second Quarter............................................      4.67       3.22
         Third Quarter.............................................      7.67       4.33
         Fourth Quarter............................................     12.89       7.05
 1993:   First Quarter.............................................    $17.50     $12.33
         Second Quarter............................................     15.75       7.50
         Third Quarter.............................................     12.88       7.63
         Fourth Quarter............................................     12.25       8.75
 1994:   First Quarter.............................................    $13.50     $ 9.25
         Second Quarter............................................     15.00      11.75
         Third Quarter.............................................     15.37      11.75
         Fourth Quarter (through December 10, 1993)................     15.37      12.75

     On December 10, 1993, the last full day of trading prior to the commencement of the Offer, the reported closing sales price per Share on the NYSE Composite Tape was $15.00.

     The Company has not paid any cash dividends since its inception.

     Stockholders are urged to obtain current market quotations for the Shares.

     7. Certain Information Concerning the Company. The Company is a Florida corporation with its principal executive offices located at 4408 West Linebaugh Avenue, Tampa, Florida 33624.

     According to the Company 10-K, the Company is one of the leading producers of spectator sportswear under licenses granted by the four major American professional sports leagues (Major League Baseball, the National Basketball Association, the National Football League, and the National Hockey League) and most major American colleges and universities. The Company designs, manufactures, and markets a wide variety of high-quality licensed sportswear, including T-shirts, sweatshirts, sweatpants, knitted sweaters, caps and jackets. The majority of the Company's products are sold under the "Nutmeg Mills" label to department stores, sporting good stores, and specialty retailers.

     The Company was incorporated in 1985 under the laws of Florida. The Company's subsidiaries are Nutmeg Mills, Inc. ("Mills"), which designs, manufactures, and markets the Company's principal product line; McBriar Sportswear, Inc., which through independent contractors, manufactures sweaters and other garments for Mills and others; McBriar Cap Company, Inc. (formerly Brand Images Corp.), which manufactures licensed caps for Mills and the specialty advertising market; and Home Team Advantage, Inc. (formerly Saturday's Hero, Inc.). On January 31, 1993, the Company acquired Tryrare, Ltd. a privately held British firm which manufactures apparel, the bulk of which is licensed from various parties, including certain European soccer clubs.

     The following selected consolidated financial data relating to the Company and its subsidiaries has been taken or derived from the audited financial statements contained in the Company 10-K and the unaudited financial statements contained in the Company's quarterly reports on Form 10-Q for its fiscal quarters ended May 1, 1993, July 31, 1993 and October 30, 1993 (the "Company 10-Q's") respectively. More comprehensive financial information is included in such 10-K and 10-Q's and the other documents filed by the Company with the Commission, and the financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below.

                            NUTMEG INDUSTRIES, INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                         NINE MONTHS ENDED
                                                 FISCAL YEAR ENDED                          (UNAUDITED)
                                    -------------------------------------------     ---------------------------
                                    JANUARY 26,     JANUARY 25,     JANUARY 30,     OCTOBER 24,     OCTOBER 30,
                                       1991            1992            1993            1992            1993
                                    -----------     -----------     -----------     -----------     -----------
INCOME STATEMENT DATA:
Net sales.........................    $74,211        $ 122,373       $ 159,989       $ 118,945       $ 144,215
Income before income taxes........      3,255           10,991          17,652          12,296          17,530
Net income........................      2,016            6,799          11,453           7,955          10,963
Net income per Share..............        .14              .47             .61             .42             .58
BALANCE SHEET DATA (END OF
  PERIOD):
Working capital...................                   $  64,830       $  60,498       $  71,113       $  96,828
Total assets......................                     105,331         106,719         114,191         154,331
Long-term debt (not including
  current portion)................                       6,051              --          12,420          31,199
Stockholders' equity..............                      71,878          84,916          80,294          96,243

     The information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the Commission or otherwise publicly available. Although the Purchaser does not have any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, the Purchaser does not take any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to the Purchaser.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at the regional offices of the Commission in New York (Jacob K. Javits Federal Building, 26 Federal Plaza, New York, New York 10278) and Chicago (Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604). Copies of such material can also be obtained from the Public Reference Section of the Commission in Washington, D.C. 20549, at prescribed rates. Such material should also be available for inspection at the library of the NYSE, 20 Broad Street, New York, New York 10005.

     8. Certain Information Concerning the Purchaser and Parent. The Purchaser is a Florida corporation incorporated on December 10, 1993 and to date has engaged in no activities other than those incident to its formation, the execution and delivery of the Merger Agreement, the Company Option Agreement and the Stockholder Option Agreement and the commencement of the Offer. The Purchaser is a wholly-owned subsidiary of Parent. The principal executive offices of the Purchaser and Parent are each located at 1047 North Park Road, Wyomissing, PA 19610.

     Parent. Parent is a Pennsylvania corporation with its principal executive offices located at 1047 North Park Road, Wyomissing, PA 19610. Parent, through its operating subsidiaries and divisions, designs, manufactures and markets apparel in five principal business groups: Jeanswear, Casual/Sportswear, Intimate Apparel, International and Other Apparel. Organized in 1899, Parent oversees the operations of its subsidiaries and provides them with financial and administrative resources. The management of each operating subsidiary is independent and is responsible for growth and development of its own business within the guidelines established by corporate management.

     The name, citizenship, business address, present principal occupation or employment, and material positions held during the past five years of each of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I of this Offer to Purchase.

     Additional information concerning Parent is set forth in Parent's Annual Report on Form 10-K for the fiscal year ended January 2, 1993 and subsequent Quarterly Reports on Form 10-Q, which reports may be obtained from the Commission in the manner set forth with respect to information concerning the Company in Section 7. In connection with the filing of the Tender Offer Statement on Schedule 14D-1 relating to the Offer (the "Schedule 14D-1") with the Commission, the Purchaser has filed with the Commission the audited consolidated financial statements of Parent for the fiscal years ended January 4, 1992 and January 2, 1993.

                                V.F. CORPORATION

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         FISCAL YEAR ENDED                 NINE MONTHS ENDED
                                               --------------------------------------   -----------------------
                                               DECEMBER 29,   JANUARY 4,   JANUARY 2,   OCTOBER 3,   OCTOBER 2,
                                                   1990          1992         1993         1992         1993
                                               ------------   ----------   ----------   ----------   ----------
                                                                                              (UNAUDITED)
INCOME STATEMENT DATA:
Net sales....................................   $2,612,613    $2,952,433   $3,824,449   $2,795,430   $3,222,897
Income before income taxes...................      143,084       263,197      375,773      271,268      308,146
Net income...................................       81,124       161,330      237,031      166,450      185,275
BALANCE SHEET DATA (END OF PERIOD):
Working capital..............................                 $  560,333   $  681,571   $  611,609   $  894,616
Total assets.................................                  2,126,913    2,712,380    2,588,124    2,963,161
Long-term debt (not including current
  portion)...................................                    583,209      767,641      587,489      633,634
Stockholders' equity.........................                    938,078    1,153,971    1,090,439    1,502,145
Earnings Per Common Share
  Primary....................................   $     1.35    $     2.75   $     3.97   $     2.79   $     2.86
  Fully Diluted..............................         1.33          2.62         3.85         2.71         2.79
Cash Dividends Per Common Share..............   $     1.00    $     1.02   $     1.11   $     0.81   $     0.90

     Parent is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Parent is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Parent. Such reports, proxy statements and other information should be available for inspection and copying at the offices of the Commission and the library of the NYSE in the same manner as set forth with respect to the Company in Section 7.

     Except as described in this Offer to Purchase, (i) neither Parent nor the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) neither Parent nor the Purchaser nor, to the best knowledge of the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

     Except as provided in the Merger Agreement, the Company Option Agreement and the Stock Option Agreement and as otherwise described in this Offer to Purchase, neither Parent nor the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, since October 1, 1990, neither Parent, the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors, or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since October 1, 1990, there have been no contracts, negotiations or transactions between Parent, or any of its subsidiaries or, to the best knowledge of Parent and the Purchaser, any of the persons listed in
Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     9. Source and Amount of Funds. The total amount of funds required by the Purchaser to purchase Shares pursuant to the Offer and to pay related fees and expenses is estimated to be approximately $350 million.

     Parent has committed to provide these funds to the Purchaser as either equity contributions or loans. Parent intends to obtain such funds from the Parent's existing revolving credit facility pursuant to that certain Credit Agreement dated as of October 21, 1993 (the "Credit Agreement"), among the Parent, certain financial institutions listed therein (the "Lenders") and Morgan Guaranty Trust Company of New York ("MGT"), as Agent (the "Agent"), proceeds of short-term notes issued in the money market, and cash on hand or any combination of the foregoing.

     The following is a summary of the Credit Agreement, a copy of which is filed as an exhibit to the Schedule 14D-1. Such summary is qualified in its entirety by reference to the Credit Agreement. The Credit Agreement provides for a revolving credit facility of $500 million, which terminates on October 20, 1997. Loans made thereunder are unsecured and bear interest, at the Parent's option, at:

          (a) for any day, the higher of (i) the rate which MGT announces from time to time as its prime lending rate, and (ii) a rate equal for each day to the sum of (A) the weighted average of rates on overnight Federal funds brokers, as published for such day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day, the average of the quotations for such day received by MGT, as determined by the Agent and (B) 1/2 of 1%;

          (b) a Euromarket-based rate, plus an additional margin ranging from .245% to .5625%, depending on the rating (the "Debt Rating") given the Parent's outstanding senior unsecured, long-term debt by Standard & Poor's Corporation or Moody's Investors Service, Inc.;

          (c) a certificate of deposit-based rate, plus an additional margin ranging from .37% to .6875%, depending on the Debt Rating; and

          (d) rates offered from time to time by certain of the Lenders, at their discretion.

     At December 16, 1993, no borrowings were outstanding under the Credit Agreement, and $500 million was available.

     The Lenders are MGT; ABN AMRO Bank, N.V.; AmSouth Bank N.A.; Bank Brussels Lambert, New York Branch; CoreStates Bank, N.A.; Credit Lyonnais Cayman Island Branch; Credit Lyonnais New York Branch; Credit Suisse; Crestar Bank; Dresdner Bank A.G., New York and Grand Cayman Branches; The First National Bank of Chicago; First Union National Bank of North Carolina; The Fuji Bank, Limited; J.P. Morgan Delaware; Istituto Bancario San Paolo di Torino s.p.a.; Meridian Bank; NationsBank of North Carolina, N.A.; PNC Bank, National Association; Societe Generale; United Missouri Bank, N.A., and Wachovia Bank of Georgia, N.A.

     In addition, the Credit Agreement requires that the Parent pay a fee to the Lenders equal to a percentage per annum, ranging from .125% to .3125%, depending upon the Debt Rating and upon the aggregate amount of the Lenders' unused commitment. The Credit Agreement also requires, among other things, that the Parent maintain certain financial ratios and a certain net worth. The Credit Agreement also limits, among other things, the Parent's ability to incur debts or liens on any of its assets or those of its subsidiaries.

     Parent may also finance a portion of the purchase price from the proceeds of short term notes issued in transactions exempt from registration under the Securities Act of 1933, as amended ("Short-Term Notes"). Short-Term Notes would be issued pursuant to a December 15, 1993 agreement between Parent and Goldman Sachs Money Markets, L.P. ("GSMM LP"). Short-Term Notes would have a maturity not in excess of 270 days and would have interest rates determined by market conditions at the time of issue.

     It is anticipated that the borrowings described above will be refinanced or repaid from funds generated internally by Parent or Purchaser (including, after consummation of the Merger, available funds generated by the Company) or other sources, which may include the proceeds of the sale of debt securities or the sale of assets. No decision has been made concerning this matter, and decisions will be made based on Parent's review from time to time of the advisability of selling particular securities or assets as well as on interest rates and other economic conditions.

     10.Background of the Offer; Past Contacts, Transactions or Negotiations with the Company;
       Merger Agreement.

     On or about October 28, 1993, representatives of Parent were contacted by representatives of Goldman, Sachs & Co. ("Goldman"), acting at the direction of the Company, concerning Parent's potential interest in acquiring the Company.

     On or about November 5, 1993 the Company and Parent entered into a confidentiality agreement (the "Confidentiality Agreement"). The Confidentiality Agreement also provided that, for an 18 month period, Parent would not, without consent of the Company, acquire, or offer to acquire, Shares or any other interest in the Company or take certain other actions (the "Standstill Provisions").

     During the period that followed, representatives of Parent conducted its due diligence investigation regarding the business and properties of the Company. In addition, senior management of Parent met with senior management of the Company to discuss the Company and its business and on December 7, 1993, the Board of Directors of Parent met to consider a possible offer to acquire the Company. Following such December 7, 1993 meeting, representatives of J.P. Morgan Securities Inc., Parent's financial advisor, contacted representatives of Goldman with an initial proposal to acquire the Company. During the period between December 7, 1993 and December 12, 1993, representatives of Parent and the Company discussed the terms of a possible acquisition and negotiated the terms of the Merger Agreement and the Company Option Agreement. Following approval by the Board of Directors, the Merger Agreement and the Company Option Agreement were executed. Concurrently with the above negotiations, the terms of the Stockholder Option Agreement were negotiated and the Stockholders (as defined below) and the Purchaser executed the Stockholder Option Agreement.

THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to the Schedule 14D-1. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the making of the Offer. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 15. The Purchaser has agreed that no change in the Offer may be made which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to the Minimum Condition and those conditions described in Section 15.

     Recommendation. The Board of Directors has (i) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interest of the Company's stockholders, (ii) unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) unanimously resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the Company's stockholders. This recommendation of the Board of Directors may be withdrawn or modified by the Board if advised by counsel in writing (which writing may be delivered promptly following such advice) that such withdrawal or modification is required by the Board's fiduciary duties. Any such withdrawal or modification will not constitute a breach of the Merger Agreement.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the time at which the Company and the Purchaser file articles of merger with the Secretary of State of the State of Florida and make all other filings or recordings required by the Florida Business Corporation Act ("Florida Law") in connection with the Merger, Purchaser shall be merged with and into the Company in accordance with Florida Law. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Florida or at such later time as is specified in the Articles of Merger (the "Effective Time"). As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will be the Surviving Corporation.

     At the Effective Time, (i) each issued and outstanding Share held in the treasury of the Company, or owned by the Purchaser Companies shall be cancelled, and no payment shall be made with respect thereto; (ii) each share of common stock of Purchaser then outstanding shall be converted into and become one share of common stock of the Surviving Corporation; and (iii) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in
(i) above, be converted into the right to receive $17.50 in cash or any higher price per Share that may be paid pursuant to the Offer, without interest.

     The Merger Agreement provides that, at the Effective Time, the articles of incorporation of Purchaser will be the articles of incorporation of the Surviving Corporation, except that the name of the Surviving Corporation shall be changed to "Nutmeg Industries, Inc."

     Agreements of Parent and the Company. The Merger Agreement provides that effective upon purchase and payment for any Shares by Purchaser, the Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to this paragraph) and (ii) the percentage that the number of Shares owned by the Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company shall take all action necessary to cause the Purchaser's designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors, and seeking and accepting resignations of its incumbent directors.

     Pursuant to the Merger Agreement, the Company shall cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger, unless a vote of stockholders by the Company is not required by Florida Law.

     The Merger Agreement provides that the Company will promptly prepare and file with the Commission under the Exchange Act a proxy statement relating to the Company Stockholder Meeting (the "Proxy Statement"). The Company has agreed, subject to the fiduciary duties of its Board of Directors as advised in writing by counsel (which writing may be delivered promptly following such advice), to use its reasonable best efforts to obtain the necessary approvals by its stockholders of the Merger Agreement and the transactions contemplated thereby. Parent has agreed to vote and to cause each of its subsidiaries (including, without limitation, the Purchaser) to vote all Shares then owned by it in favor of adoption of the Merger Agreement.

     The Company has agreed that, prior to the Effective Time, the Company will not adopt or propose any change in its articles of incorporation or bylaws; in addition, the Company has agreed that, prior to the Effective Time, the Company will not, and will not permit any of its subsidiaries (each, a "Subsidiary") to
(a) merge or consolidate with any other Person (other than a Subsidiary) or except for acquisitions of inventory, machinery, supplies and similar assets in the ordinary course of business, acquire a material amount of assets of any other Person (other than a Subsidiary); (b) sell, lease, license or otherwise dispose of any material assets or property to any Person (other than a Subsidiary) except (i) pursuant to existing contracts or commitments, (ii) in the ordinary course consistent with past practice or (iii) new license arrangements for sportswear products consistent with past practices; (c) agree or commit to do any of the foregoing; (d) (i) take or agree or commit to take any action that would make any representation and warranty of the Company under the Merger Agreement inaccurate in any material respect at, or as of any time prior to, the Effective Time or (ii) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time; or (e) make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended tax return, enter into any closing agreement, settle any tax claim or assessment, surrender any right to claim a tax refund, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the tax liability of the Company or any Subsidiary by an amount in excess of $250,000.

     Pursuant to the Merger Agreement, the Company has agreed that from the date of the Merger Agreement until the termination thereof, the Company and the Subsidiaries will not, and will use their respective best efforts to insure that their respective officers, directors, employees or other agents will not, directly or indirectly, (i) take any action to solicit or initiate any Acquisition Proposal (as defined below) or (ii) subject to the fiduciary duties of the Board of Directors as advised in writing by counsel (which writing may be delivered promptly following such advice), (x) grant any waiver under or agree to any material amendment of any confidentiality agreement or standstill provision or agreement to which the Company or any Subsidiary is a party in effect on the date of the Merger Agreement or (y) engage in negotiations with, or disclose any non-public information relating to the Company or any Subsidiary or afford access to the properties, books or records of the Company or any Subsidiary to, any Person that may be considering making, or has made, an Acquisition Proposal. The Company has agreed to promptly notify Parent after receipt of any Acquisition Proposal or any request for non-public information relating to the Company or any Subsidiary or for access to the properties, books or records of the Company or any Subsidiary by any Person that may be considering making, or has made, an Acquisition Proposal and will keep Parent reasonably informed of the status and details of any such Acquisition Proposal or request.

     "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving the Company or any Subsidiary or the acquisition of any equity interest in, or a substantial portion of the assets of, the Company or any Subsidiary, other than the transactions contemplated by the Merger Agreement.

     Parent, Purchaser and the Company have each agreed that for seven years after the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's articles of incorporation and bylaws in effect on the date of the Merger Agreement, subject to any limitation imposed from time to time under applicable law. In addition, Parent has agreed that for seven years after the Effective Time, Parent will provide, pursuant to a policy maintained by it, or will cause the Surviving Corporation to use its best efforts to provide, officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement. Parent will not be obligated to cause the Surviving Corporation to pay premiums in excess of 200% of the amount per annum the Company paid in its last full fiscal year.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties thereto including representations by the Company as to the absence of certain changes or events concerning its respective business, compliance with law, litigation, employee benefit plans, taxes and other matters.

     Conditions to Certain Obligations. The obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction of the following conditions: (i) if required by Florida Law, the adoption by the stockholders of the Company of the Merger Agreement in accordance with such law;
(ii) any applicable waiting period under the HSR Act relating to the Merger shall have expired; (iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger; (iv) Purchaser shall have purchased Shares pursuant to the Offer (provided that this condition shall be deemed fulfilled if Purchaser shall have failed to purchase Shares in violation of the Offer) or under the Stockholder Option Agreement; and (v) all actions by or in respect of or filings with any governmental body, agency, official, or authority required to permit the consummation of the Merger shall have been obtained.

     In addition, the obligations of Parent and Purchaser to consummate the Merger are subject to the satisfaction of the following conditions: (i) the Company shall have performed in all material respects all of its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time (provided, that this condition shall be deemed automatically waived and of no effect where the Purchaser shall have exercised its rights to designate directors to the Board of Directors as described above); (ii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit consummation of the Merger; and (iii) Parent shall have received all documents it may reasonably request relating to the existence of the Company and the Subsidiaries and the authority of the Company for this Agreement, all in form and substance satisfactory to Parent.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any approval of the Merger Agreement by the stockholders of the Company, (i) by mutual written consent of the Company and Parent; (ii) by either the Company or Parent, if (A) Purchaser shall not have purchased Shares pursuant to the Offer by the date that is 60 days after commencement of the Offer, or (B) the Merger has not been consummated by June 30, 1994; (C) if Parent or Purchaser (in the case of termination by the Company), or the Company (in the case of termination by Parent or Purchaser) shall have breached in any material respect any of its obligations under the Merger Agreement or (in the case of termination by the Company) the Offer; (D) if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Purchaser or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable; or (E) by the Company if the Board of Directors of the Company has withdrawn its recommendation as permitted by the Merger Agreement. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect with no liability on the part of the Company, Parent or the Purchaser other than obligations of Parent under certain provisions of the Merger Agreement with respect to the treatment of confidential non-public information concerning the Company and its Subsidiaries, and obligations of the Company under certain provisions of the Merger Agreement to pay certain fees to and expenses of Parent or Purchaser (as described below).

     The Purchaser and Parent have agreed that if by the 31st business day after termination of the Merger Agreement, Purchaser has not purchased any Shares pursuant to the Offer or the options contemplated by the Company Option Agreement or the Stockholder Option Agreement, the Standstill Provisions described in Section 10 will be revived.

     Fees and Expenses. The Company has agreed in the Merger Agreement that if a Third Party Acquisition (as defined below) shall occur at any time on or prior to one year after the termination of the Merger Agreement, the Company will pay to Parent, within one business day following such Third Party Acquisition, a fee equal to $8,500,000 in cash.

     "Third Party Acquisition" means the occurrence of any of the following: (i) the Company is acquired by merger or otherwise by any "person" (as such term is defined in Section 13(d)(3) of the Exchange Act) other than Parent or Parent Subsidiary (a "Third Party"); (ii) a Third Party acquires more than 50% of the total assets of the Company and its Subsidiaries, taken as a whole; or (iii) a Third Party acquires more than 50% of the Shares; provided that no such transaction shall constitute a Third Party Acquisition unless the Company or the holders of Shares receive, pursuant to such transaction, consideration per Share having an indicated value (including the value of any stub equity or other merger consideration) in excess of $17.50.

     In addition, the Company has agreed in the Merger Agreement that if Purchaser shall exercise its right not to purchase Shares or to terminate the Offer pursuant to the conditions to this Offer to Purchase, the Company shall, within one business day, reimburse Parent and Purchaser for all out-of-pocket fees and expenses incurred by Parent and Purchaser in connection with the execution and delivery of the Merger Agreement and the Company Stock Option Agreement (as defined below) and by transactions contemplated thereby, including fees and disbursements of financial advisors and counsel, provided that such reimbursement obligation shall not exceed $1,000,000. The Company is not required to make any such payment if Parent or Purchaser shall have breached in any material respect or failed to perform in any material respect any obligation or covenant contained in the Merger Agreement or this Offer to Purchase.

     Except as described in the preceding paragraph, the Merger Agreement provides that the Company, Parent and Purchaser shall each bear all expenses incurred by it in connection with the Merger Agreement, the Company Stock Option Agreement and the Stockholder Option Agreement and the transactions contemplated thereby.

     Amendments and Waivers. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, and (i) in the case of an amendment, by the Company, Parent and Purchaser or (ii) in the case of a waiver, by the party against whom the waiver is to be effective. After the adoption of the Merger Agreement by the stockholders of the Company, no such amendment or waiver shall alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any other terms and conditions of the Merger Agreement if such change would materially affect the Company or the holders of the shares of capital stock of the Company, or
(iii) any term of the articles of incorporation of the Company without the further approval of such stockholders.

     It is a condition to the Offer that Richard E. Jacobson and Martin G. Jacobson shall have entered into employment agreements or arrangements with the Purchaser on terms previously agreed upon. See Section 15. The Purchaser expects that these agreements or arrangements will provide for compensation and incentive arrangements commensurate with current arrangements provided by the Company, with a non-compete clause that would not extend beyond three years following any termination of any such employment agreement or arrangement.

THE COMPANY STOCK OPTION AGREEMENT

     The following is a summary of the Company Stock Option Agreement. A copy of the Company Stock Option Agreement is filed as an Exhibit to the Schedule 14D-1. Such summary is qualified in its entirety by reference to the Company Stock Option Agreement.

     The Company Option. Pursuant to the Company Stock Option Agreement, the Company has granted to Purchaser the option (the "Company Option") to purchase up to 2,980,000 Shares (the "Company Option Shares") at an exercise price of $17.50 per share, consisting of approximately 13.8% of the Shares that would be outstanding if such Company Option were exercised in full.

     Exercise of the Option. Purchaser may exercise the Company Option, in whole or in part, at any time and from time to time following the occurrence of any Trigger Event until the Termination Date (as defined below). To the knowledge of the Purchaser, no Trigger Event has occurred as of the date of this Offer to Purchase.

     "Trigger Event" means (i) a tender or exchange offer for some or all of the shares of Common Stock shall have been publicly proposed to be made or shall have been made by another person; (ii) it shall have been publicly disclosed or Parent or Purchaser shall have otherwise learned that (a) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent or Purchaser) shall have acquired or proposed to acquire beneficial ownership of more than 30% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 30% of any class or series of capital stock of the Company other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the Commission on October 31, 1993, (b) any such person or group which, prior to October 31, 1993, had filed such a Schedule with the Commission shall have acquired or proposed to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 5% or more of any such class or series, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company (including the Shares) constituting 5% or more of any such class or series, (c) any person (other than Parent or Purchaser) shall have filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company; (d) any person or group (other than Parent and Purchaser) shall have entered into or offered to enter into a definitive agreement or an agreement in principle with respect to a merger, consolidation or other business combination with the Company; (iii) Purchaser shall have purchased Shares under the Offer; or (iv) the Board of Directors shall have withdrawn or materially modified its approval or recommendation of the Offer or the Merger.

     "Termination Date" means the earlier to occur of (i) the Effective Time, and (ii) the 30th business day after the termination of the Merger Agreement in accordance with its terms.

     Third Party Offer. The Company Stock Option Agreement provides that at any time or from time to time after (i) the making, other than by the Purchaser or its affiliates, of a tender or exchange offer for the outstanding Shares at a price per share in excess of the Offer Price or (ii) the announcement by any person other than the Purchaser or its affiliates of an agreement, including an agreement in principle, to consummate with the Company a merger, consolidation or other business combination or sale of assets of the Company, in each case resulting in payment to holders of Shares of an amount per share in excess of the Offer Price (a "Third Party Offer"), the Purchaser may, at its election, upon two days' notice to the Company, surrender all or a part of the Company Stock Option to the Company, in which event the Company shall pay to the Purchaser, on the day of each such surrender and in consideration thereof, against tender by the Purchaser of an instrument evidencing such surrender, an amount in cash per Share the rights to which are surrendered equal to the excess of (a) the price per Share to be paid in such Third Party Offer over (b) the Offer Price. If all or a portion of the price per Share to be paid in such Third Party Offer consists of non-cash consideration, the price per Share referred to in clause (a) above shall be the cash consideration per Share, if any, plus the fair market value of the non-cash consideration per Share as set forth in such Third Party Offer or, if not so set forth, as determined by the Purchaser's investment bankers. Upon exercise of its right to surrender the Company Stock Option or any portion thereof and the receipt by the Purchaser of cash pursuant to this Section, any and all rights of the Purchaser to purchase Shares with respect to the portion of the Company Stock Option surrendered pursuant to this Section shall be terminated.

     Expiration of the Company Option. The Company Option will expire upon the Termination Date.

THE STOCKHOLDER OPTION AGREEMENT

     The following is a summary of the Stockholder Option Agreement. A copy of the Stockholder Option Agreement is filed as an Exhibit to the Schedule 14D-1. Such summary is qualified in its entirety by reference to the Stockholder Option Agreement.

     The Stockholder Option. Pursuant to the Stockholder Option Agreement, Richard E. Jacobson, Martin G. Jacobson and Glenell Associates, a partnership of which Richard E. Jacobson and Martin G. Jacobson are partners, (each a "Stockholder") have granted to Purchaser the option (the "Stockholder Option") to purchase the Shares referred to in such agreement and any additional Shares acquired by each Stockholder (whether by purchase or otherwise) after the date of the Stockholder Option Agreement (the "Stockholder Shares") at a purchase price of $17.50 per Stockholder Share. The Shares subject to the Stockholder Option Agreement constitute approximately 18.9% of the outstanding Shares. If the Company Option and the Stockholder Option were each exercised in full, the Purchaser would own approximately 30.1% of the then outstanding Shares.

     Exercise of the Stockholder Option. Purchaser may exercise the Stockholder Option, in whole, at any time following the occurrence of any Trigger Event until the Termination Date. To the knowledge of Purchaser, no Trigger Event has occurred as of the date of this Offer to Purchase. If the Purchaser purchases Shares under the Offer the Purchaser has agreed to exercise the Option (unless the Stockholder Shares have been tendered and not withdrawn pursuant to the Offer) within two business days following such purchase.

     Expiration of the Stockholder Option. The Stockholder Option will expire upon the Termination Date.

     Tender of Stockholder Shares. Under the Stockholder Option Agreement, each Stockholder has agreed to tender at the request of Buyer the Stockholder Shares pursuant to the Offer.

     Grant of Proxy. Under the Stockholder Option Agreement, the Stockholder has granted an irrevocable proxy appointing Purchaser as the Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in the Stockholder's name, to vote, express consent or dissent, or otherwise to utilize such voting power in such manner and upon such matters relating to the Merger and the Offer (and not to business operational matters) as Purchaser or its proxy or substitute shall, in Purchaser's sole discretion, deem proper with respect to the Stockholder Shares. The Proxy will be revoked upon termination of the Stockholder Option Agreement in accordance with its terms.

     Sale of Shares. If, prior to one year after the date on which the Purchaser exercises the Stockholder Option, the Purchaser (or any affiliate of the Purchaser to which Stockholder Shares have been transferred) sells or otherwise in any way disposes, in whole or in part, of the Stockholder Shares (other than to another affiliate of the Purchaser), in a sale or transaction in which the Purchaser (or such transferee) receives cash and/or securities having a value in excess (the "Excess") of the purchase price set forth in the Stockholder Option Agreement, the Purchaser has agreed, under the terms of the Stockholder Option Agreement, promptly after the completion of such sale or other transaction to deliver to the applicable stockholder an additional amount equal to (x) 50% of the amount of the Excess applicable to such Stockholder multiplied by (y) the number of Stockholder Shares so sold or disposed of. The Stockholder Option Agreement provides that in computing the amount of the Excess there shall be excluded the per share amount of the Excess subject to recovery by the Company pursuant to Section 16(b) of the Exchange Act. Any such amount shall be paid, to the extent the Purchaser (or such transferee) received cash, in cash, and to the extent that the Purchaser (or such transferee) received securities or other consideration, in such securities or other consideration.

     11. Purpose of the Offer, Plans for the Company. The purpose of the Offer is to acquire control of, and an equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. The Offer is being made pursuant to the Merger Agreement and the purchase of the Shares pursuant to the Offer will increase the likelihood that the Merger will be effected. If the Offer is successful, the Shares not acquired by the Purchaser pursuant to the Offer will be converted, subject to the terms of the Merger Agreement, into the right to receive cash in an amount equal to the price per share paid pursuant to the Offer.

     The Board of Directors of the Company has unanimously approved the Merger and adopted the Merger Agreement in accordance with Section 607.1101 of the Florida Law. Depending upon the number of Shares purchased by the Purchaser pursuant to the Offer, the Board may be required to submit the Merger Agreement to the Company's stockholders for approval at a stockholder's meeting convened for that purpose in accordance with the Florida Law. If stockholder approval is required, the Merger Agreement must generally be approved by a majority of all votes entitled to be cast at such meeting.

     As a result, if the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger Agreement at the stockholders' meeting without the affirmative vote of any other stockholder. However, because of the Stockholder Option Agreement and the Company Option Agreement, the Purchaser may, under some circumstances, (but is not in any event required to) waive the Minimum Condition and purchase a lesser number of Shares pursuant to the Offer and still be assured a sufficient number of votes to approve the Merger Agreement without the affirmative vote of any other stockholders.

     If the Purchaser acquires 80% of the Shares, either solely pursuant to the Offer or in conjunction with the exercise of the Purchaser's rights under the Stockholder Option Agreement and the Company Option Agreement, the Merger may be consummated without a stockholders' meeting and without the approval of the Company's stockholders under Section 607.1104 of the Florida Law. That section provides that a corporation may merge with and into a subsidiary of such corporation without the approval of the stockholders of either entity so long as the articles of incorporation of the surviving entity do not differ (except in certain limited ways) from the articles of incorporation of the parent corporation in effect prior to the merger. The Merger Agreement provides that the Purchaser (the parent corporation) will be merged with and into the Company (the subsidiary corporation) following the Offer, and that the articles of incorporation of the Purchaser will be the articles of incorporation of the Surviving Corporation following the Merger. As a result, the Purchaser could then consummate the Merger without the approval of the Company's other stockholders.

     Holders of Shares do not have dissenters' rights as a result of the Offer. If at the time of the Merger, the Shares are listed on the NYSE or another national securities exchange or there are no fewer than 2,000 stockholders, holders of Shares will not have dissenters' rights as a result of the Merger.

     If these conditions were not met, holders of Shares might have certain rights under Section 607.1302 of the Florida Law to dissent and to demand appraisal of, and payment of the "fair value" of, their Shares by complying with the provisions of Section 607.1320 of the Florida Law. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the Merger) of their Shares. The fair value so determined could be more or less than the purchase price per Share paid pursuant to the Offer and the Merger.

     In addition, any such merger or other similar business combination proposed by the Purchaser would have to comply with other applicable procedural and substantive requirements of Florida Law, including any duties to other stockholders imposed upon a controlling or, if applicable, majority stockholder. Several decisions by Delaware courts, which the Purchaser believes may be followed by Florida courts, have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court has stated in several cases, that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal, which is not expected to be available to holders of Shares. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct. Florida courts have followed such reasoning in recent court decisions. Under Florida Law, Section 607.1302, a stockholder entitled to appraisal rights with respect to a corporation's Shares may not challenge the corporate action creating the entitlement unless the corporate action is unlawful or fraudulent.

     In the event Purchaser purchases Shares pursuant to the Offer and the Merger is consummated more than one year after the completion of the Offer or if an alternative merger transaction were to provide for the payment of consideration less than that paid pursuant to the Offer, compliance by Purchaser with Rule 13e-3 under the Exchange Act would be required, unless the Shares were to be deregistered under the Exchange Act prior to such transaction. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed merger transaction and the consideration offered to minority stockholders therein be filed with the Commission and disclosed to minority stockholders prior to consummation of the merger transaction.

     Plans for the Company. In connection with their consideration of the Offer and the Merger, the Parent and Purchaser have made a preliminary review of various business strategies that may be considered upon completion of the Offer, including measures that could optimize operating efficiencies of the Company's operations, together with those of Parent and its affiliates. In particular, Parent's Bassett-Walker subsidiary ("Bassett-Walker") is expected to provide a dedicated source for a major part of the Company's knitwear needs. It also is expected that the Company and Bassett-Walker will be able to realize significant synergies, including a more vertically integrated manufacturing structure for the Company and an enhanced graphic design capability for Parent.

     Upon the completion of the Offer, Parent, Purchaser and their affiliates intend to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable. Parent and the Purchaser reserve the right to make any changes that they deem necessary in light of such review or future developments. Parent expects that following the Effective Time (or at any earlier time permitted by the Merger Agreement) it will cause its designees to constitute a majority of the members of the Board of Directors. The Purchaser also expects that following the Effective Time it will utilize available cash flows of the Company or its subsidiaries or cause the Company to pay dividends.

     Except as described above or elsewhere in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Board of Directors or management, any material change in the Company's capitalization or dividend policy or any other material change in the Company's corporate structure or business.

     12. Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price.

     Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing and may, therefore, be delisted from such exchange. According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, the number of publicly-held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more) were less than 600,000, there were less than 1,200 holders of at least 100 shares or the aggregate market value of the publicly-held Shares were less than $5 million. According to the Company 10-K, there were approximately 12,000 beneficial holders of Shares as of April 13, 1993. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of Shares is discontinued, the market for the Shares could be adversely affected.

     If the NYSE were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or through NASDAQ or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

     The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are not listed on a national securities exchange and there are less than 300 holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy or information statement in connection with stockholder action and the related requirement of an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933 (the "Securities Act"). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing or NASDAQ reporting.

     13. Dividends and Distributions. If on or after December 10, 1993, the Company should (i) split, combine or otherwise change the Shares or its capitalization, (ii) acquire or otherwise cause a reduction in the number of outstanding Shares or (iii) issue or sell any additional Shares (other than Shares issued pursuant to and in accordance with the terms in effect on December 10, 1993 of employee stock options outstanding, or employee stock purchase plans in effect, prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to the Purchaser's rights under Section 15, the Purchaser may, in its sole discretion, make such adjustments in the purchase price and other terms of the Offer as it deems appropriate including the number or type of securities to be purchased.

     If, on or after December 10, 1993, the Company should declare or pay any dividend on the Shares or any distribution with respect to the Shares (including the issuance of additional Shares or other securities or rights to purchase of any securities) that is payable or distributable to stockholders of record on a date prior to the transfer to the name of the Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to the Purchaser's rights under
Section 15, (i) the purchase price per Share payable by the Purchaser pursuant to the Offer will be reduced to the extent of any such cash dividend or distribution and (ii) the whole of any such non-cash dividend or distribution to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for the account of the Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer, or (b) at the direction of the Purchaser, be exercised for the benefit of the Purchaser, in which case the proceeds of such exercise will promptly be remitted to the Purchaser. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser in its sole discretion.

     14. Extension of Tender Period; Termination; Amendment. The Purchaser reserves the right, at any time or from time to time, in its sole discretion and regardless of whether or not any of the conditions specified in Section 15 shall have been satisfied, (i) to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension or (ii) to amend the Offer in any respect, subject to the Merger Agreement, by making a public announcement of such amendment. There can be no assurance that the Purchaser will exercise its right to extend or amend the Offer.

     If the Purchaser decreases the percentage of Shares being sought or increases the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of 10 business days. If the Purchaser makes a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waives a material condition of the Offer, the Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow stockholders to consider the amended terms of the Offer. In a published release, the Commission has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to securityholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. The term "business day" shall mean any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

     The Purchaser also reserves the right, in its sole discretion, in the event any of the conditions specified in Section 15 shall not have been satisfied and so long as Shares have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Shares or to terminate the Offer and not accept for payment or pay for Shares.

     If the Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, on behalf of the Purchaser, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in Section 4. The reservation by the Purchaser of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that the Purchaser pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

     Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, the Purchaser will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

     15. Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares, and may terminate the Offer, if (i) prior to the Expiration Date (a) less than that number of Shares which, together with the Shares then owned by Purchaser, represents at least a majority of the outstanding Shares on a fully diluted basis has been validly tendered pursuant to the Offer and not withdrawn, or (b) the applicable waiting period under the HSR Act shall not have expired or been terminated or (c) Purchaser shall not have entered into employment agreements or arrangements on terms previously agreed upon with Richard E. Jacobson and Martin G. Jacobson, or (ii) at any time on or after December 10, 1993 and prior to the acceptance for payment of or payment for Shares, any of the following conditions exist:

          (a) there shall be instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, before any court or governmental authority or agency, domestic or foreign,
     (i) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Purchaser or the consummation by Purchaser or Parent of the Merger, or seeking to obtain material damages relating to the transactions contemplated by the Offer or the Merger, (ii) seeking to restrain or prohibit Parent's or Purchaser's full rights of ownership or operation (or that of Parent's subsidiaries or affiliates) of a material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, or any of their respective affiliates or to compel Parent or any of its subsidiaries or affiliates to dispose of or hold separate a material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, or any of their respective affiliates, (iii) seeking to impose material limitations on the ability of Parent or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent or any of its subsidiaries or affiliates on all matters properly presented to the Company's stockholders, or (iv) seeking to require divestiture by Parent or any of its subsidiaries or affiliates of any Shares or (v) materially and adversely affecting the financing of the Offer; or

          (b) there shall be any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed legally applicable to the Offer, the acceptance for payment of or payment for any Shares or the Merger, by any court, government or governmental authority or agency, domestic or foreign, other than the application of the waiting period provisions of the HSR Act to the Offer, the acceptance for payment of or payment for any Shares or the Merger, that has, directly or indirectly, resulted, or will, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

          (c) any change shall have occurred or been threatened (or any development shall have occurred or been threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations or results of operations of the Company or any of its Subsidiaries or affiliates that is or is likely to be materially adverse to the Company and its Subsidiaries, taken as a whole, or Parent or Purchaser shall have become aware of any facts that have had or would have material adverse significance with respect to either the value of the Company and its Subsidiaries, taken as a whole, or the value of the Shares to Parent and its subsidiaries, taken as a whole; or

          (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 400 Industrial Companies by an amount in excess of 20%, measured from December 10, 1993, or any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on the business, financial condition or results of operations or prospects of the Company and its Subsidiaries, taken as a whole, (iii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (v) any limitation by any governmental authority or agency that is likely to materially and adversely affect the financing of the Offer or the Merger; or

          (e) it shall have been publicly disclosed or Parent or Purchaser shall have otherwise learned that (i) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent or Purchaser) shall have acquired beneficial ownership of more than 30% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 30% of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a
     Schedule 13D or 13G on file with the Commission on October 31, 1993, (ii) any such person or group which, prior to October 31, 1993, had filed such a Schedule with the Commission shall have acquired beneficial ownership of additional shares of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, constituting 5% or more of any such class or series, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company (including the Shares) constituting 5% or more of any such class or series, or (iii) any person or group (other than Parent and Purchaser) shall have entered into a definitive agreement or an agreement in principle with respect to a merger, consolidation or other business combination with the Company; or

          (f) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Merger Agreement in a manner or with an effect materially deleterious to Parent or Purchaser, or any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true in any material respect when made or at any time prior to consummation of the Offer as if made at and as of such time; or

          (g) the Merger Agreement shall have been terminated in accordance with its terms; or

          (h) the Board of Directors of the Company shall have withdrawn or materially modified its approval or recommendation of the Offer or the Merger; or

          (i) Parent and Purchaser shall not have received by January 4, 1994 reasonably satisfactory evidence that each domestic license agreement with any of NHL Enterprises, Inc., NBA Properties, Inc., National Football League Properties, Inc., Major League Baseball Properties, Inc., Major League Baseball Players Association and National Hockey League Players Association to which the Company or any Subsidiary is a party and previously identified to Parent by the Company (an "Identified License Agreement") shall, immediately after giving effect to the Offer and the Merger, afford the Company or such Subsidiary (and, immediately after the Merger, the Surviving Corporation or such subsidiary) the same rights and benefits as those enjoyed by the Company or such Subsidiary under such Identified License Agreement or in connection with the arrangements covered thereby or contemplated therein on and as of the date of the Merger Agreement, all on terms and conditions that are not materially less advantageous to the Company and its Subsidiaries taken as a whole (and, after the Merger, the Surviving

     Corporation and its subsidiaries taken as a whole) than those terms and conditions in effect on and as of the date of the Merger Agreement;

which, in the reasonable judgment of Parent or Purchaser, in any such case, and regardless of the circumstances (including any action or omission by Parent or Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent and Purchaser regardless of the circumstances (including any action or omission by Parent or Purchaser) giving rise to any such condition or may be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.

     16. Certain Legal Matters; Regulatory Approvals.

     (a) General. Based on its examination of publicly available information filed by the Company with the Commission and other publicly available information concerning the Company, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Purchaser's acquisition of Shares as contemplated herein or, except as set forth below, of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under "State Takeover Statutes", such approval or other action will be sought. Except as described under "Antitrust" there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. However, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company's business or certain parts of the Company's business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 15.

     (b) State Takeover Statutes. The Company is incorporated under the laws of the State of Florida. Section 607.0901 of the Florida Law (the "Affiliated Transactions Statute") prohibits certain "affiliated transactions" (defined to include mergers and consolidations) involving a Florida corporation and an "interested shareholder" (defined generally as person who is the beneficial owner of more than 10% of the outstanding voting shares of the subject corporation) unless the transaction has been approved by (i) a majority of "disinterested directors" of the board of directors of the subject corporation (defined generally as directors who were elected to the board prior to the time the shareholder became an interested shareholder), (ii) holders of two-thirds of the outstanding voting shares of the subject company, exclusive of those shares beneficially owned by the shareholder who, but for such approval, would be an "interested shareholder" or (iii) certain other statutory conditions have been met. At a special meeting held on December 12, 1993, the Board of Directors of the Company (the "Board of Directors") approved the Merger Agreement, the Company Stock Option Agreement, the entry by the stockholders into the Stockholder Option Agreement, the Merger and the other transactions contemplated thereby (collectively, the "Merger Transactions") and determined that each of the Offer and Merger are fair to, and in the best interest of, the Company's stockholders. Accordingly, the Affiliated Transaction Statute has been satisfied with respect to the Parent and the Purchaser in connection with the Merger Transactions.

     Section 607.0902 of the Florida Law, (the "Control-Share Acquisitions Statute"), prohibits, in certain circumstances, the acquisition of "control-shares" (defined generally as those shares of an issuing public corporation which, when added to the number of shares of the corporation already owned or controlled by a person, entitle that person, immediately after the acquisition of the shares, to exercise, directly or indirectly, alone or as part of a group, at least one-fifth of the voting power of the corporation in the election of directors) unless (i) the acquisition of the control-shares has been approved by a shareholder vote conducted according to the provisions of the statute or (ii) the corporation's articles of incorporation or bylaws provide that the statute does not apply. The bylaws of the Company, as amended by the Board of Directors at a special meeting held on December 12, 1993, expressly provide that the Control Share Acquisition Statute shall not apply to control-share acquisitions of the Shares. Accordingly the Control Share Acquisition Statute is inapplicable to the Parent or the Purchaser in connection with the Offer and the Merger.

     A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, the Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and the Company and has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, the Purchaser believes that there are reasonable bases for contesting such laws.

     In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state.

     If any government official or third party should seek to apply any state takeover law to the Offer or the Merger, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer, the Merger or any other business combination. In such case, the Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15.

     (c) Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, the Purchaser filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on December 17, 1993. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 P.M., New York City time, on Tuesday, January 4, 1994. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Purchaser. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, such waiting period can be extended only by court order.

     A request is being made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See
Section 15. Subject to Section 4, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If the Purchaser's acquisition of Shares is delayed pursuant to a request by the Antitrust

Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Purchaser or the Company. Private parties may also bring legal actions under the antitrust laws. The Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 15 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

     (d) Other. Based upon the Purchaser's examination of publicly available information concerning the Company, it appears that the Company and its subsidiaries own property and conduct business in the United Kingdom. In connection with the acquisition of Shares pursuant to the Offer, the laws of the United Kingdom may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, the Purchaser will seek further information regarding the applicability of any such laws and currently intends to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken prior to completion of the Offer by any such government or governmental authority, the Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15.

     17. Fees and Expenses. J.P. Morgan Securities Inc. ("J.P. Morgan") is acting as financial advisor to the Purchaser and is acting as Dealer Manager in connection with the Offer. The Purchaser has agreed, upon the closing of any acquisition of the Company, to pay J.P. Morgan as compensation for its services as financial advisor and as Dealer Manager in connection with the Offer a fee of $2.25 million. The Purchaser has also agreed to reimburse J.P. Morgan for certain out-of-pocket expenses incurred in connection with the Offer (including the fees and disbursements of outside counsel) and to indemnify J.P. Morgan against certain liabilities, including certain liabilities under the federal securities laws.

     The Purchaser has retained D.F. King & Co., Inc. to act as the Information Agent and First Union National Bank to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

     The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

     18. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR PARENT NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     The Purchaser has filed with the Commission a Tender Offer Statement on
Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the Commission in the manner set forth in Section 7 of this Offer to Purchase (except that such information will not be available at the regional offices of the Commission).

                                          SPICE ACQUISITION CO.

                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                             SPICE ACQUISITION CO.

     The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of the Purchaser and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is c/o V.F. Corporation, 1047 North Park Road, Wyomissing, PA 19610. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with the Purchaser. All directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.

                                                PRESENT PRINCIPAL OCCUPATION
          NAME AND                               OR EMPLOYMENT AND FIVE-YEAR
      BUSINESS ADDRESS                               EMPLOYMENT HISTORY
- ----------------------------    -------------------------------------------------------------
* Lawrence R. Pugh              Chairman and Chief Executive Officer of Parent. Mr. Pugh was
                                  also President of the Parent from October, 1990 through
                                  September, 1993. Mr. Pugh is a director of The Black &
                                  Decker Corporation, Meridian Bancorp, Inc. and UNUM
                                  Corporation.
* Mackey J. McDonald            President and Chief Operating Officer of Parent since
                                  September 1993. Prior thereto, Mr. McDonald was a Group
                                  Vice President of Parent (February 1991 to September 1993)
                                  and President of Parent's Wrangler Division.
* Paul R. Charron               Executive Vice President of Parent since September 1993.
                                  Prior thereto, Mr. Charron was a Group Vice President of
                                  Parent.
  Gerard G. Johnson             Vice President -- Finance and Chief Financial Officer.
  Frank C. Pickard, III         Treasurer of Parent.
  Lori M. Tarnoski              Vice President and Secretary of Parent.

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                V.F. CORPORATION

     The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Parent and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is c/o V.F. Corporation, 1047 North Park Road, Wyomissing, PA 19610. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent. All directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.

                                                PRESENT PRINCIPAL OCCUPATION
          NAME AND                               OR EMPLOYMENT AND FIVE-YEAR
      BUSINESS ADDRESS                               EMPLOYMENT HISTORY
- ----------------------------    -------------------------------------------------------------
* Lawrence R. Pugh              Chairman and Chief Executive Officer of Parent. Mr. Pugh was
                                  also President of the Parent from October, 1990 through
                                  September, 1993. Mr. Pugh is a director The Black & Decker
                                  Corporation, Meridian Bancorp, Inc. and UNUM Corporation.
* Mackey J. McDonald            President and Chief Operating Officer of Parent since
                                  September 1993. Prior thereto, Mr. McDonald was a Group
                                  Vice President of Parent (February 1991 to September 1993)
                                  and President of Parent's Wrangler Division.
  Paul R. Charron               Executive Vice President of Parent since September 1993.
                                  Prior thereto, Mr. Charron was a Group Vice President of
                                  Parent.
  Gerard G. Johnson             Vice President -- Finance and Chief Financial Officer of
                                  Parent.
  Harold D. McKemy              Vice President -- Treasury and Financial Services of Parent.
  H. Lynn Hazlett               Vice President -- Business Systems of Parent since October
                                  1989. Prior thereto, Mr. Hazlett was President and Chief
                                  Executive Officer of Information and Communication Systems,
                                  Inc., a subsidiary of Carson Pirie Scott & Co.
  Harold E. Addis               Vice President -- Human Resources and Administration of
                                  Parent.
  Lori M. Tarnoski              Vice President and Secretary of Parent.
  Frank C. Pickard III          Treasurer of Parent.
  Robert K. Shearer             Controller of Parent since November 1989. Prior thereto, Mr.
                                  Shearer was Assistant Controller of Parent.
* Barbara S. Feigin             Executive Vice President and a member of the Advertising
                                  Policy Council of Grey Advertising, Inc. Mrs. Feigin is a
                                  director of PHH Corporation.
* Robert F. Longbine            Retired since 1987. Prior thereto, Mr. Longbine was President and Chief Operating Officer, Champion International
                                  Corporation.

                                                PRESENT PRINCIPAL OCCUPATION
          NAME AND                               OR EMPLOYMENT AND FIVE-YEAR
      BUSINESS ADDRESS                               EMPLOYMENT HISTORY
- ----------------------------    -------------------------------------------------------------
* Robert D. Buzzell             Distinguished Professor, George Mason University School of
                                  Business Administration since September 1993. Prior
                                  thereto, Dr. Buzzell was Professor of Business
                                  Administration, Harvard University Graduate School of
                                  Business Administration.
* Edward E. Crutchfield, Jr.    Chairman and Chief Executive Officer, First Union
                                  Corporation.
* Leon C. Holt, Jr.             Retired since 1990. Prior thereto, Mr. Holt was Vice Chairman and Chief Administrative Officer, Air Products and
                                  Chemicals, Inc.
* J. Berkley Ingram, Jr.        Retired since 1983. Prior thereto, Mr. Ingram was Vice
                                  Chairman, Massachusetts Mutual Life Insurance Company.
* Roger S. Hillas               Retired since 1991. Prior thereto, Mr. Hillas was Chairman,
                                  Meritor Savings Bank.
* William E. Pike               Retired since 1989. Prior thereto, Mr. Pike was an Executive
                                  Vice President of J.P. Morgan & Co. Mr. Pike is a director of American States Insurance Company.
* M. Rust Sharp                 Partner in the law firm of Clark, Ladner, Fortenbaugh &
                                  Young. Mr. Sharp is a director of Pennock Company, a
                                  national wholesale florist.
* L. Dudley Walker              Chairman of the Board of Bassett-Walker, Inc., a subsidiary of Parent. Mr. Walker is a director of Crestar Financial
                                  Corporation.

     Facsimile copies of the Letter of Transmittal, properly completed and duly executed will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

                                THE DEPOSITARY:

                           FIRST UNION NATIONAL BANK

                     (FOR INFORMATION CALL (800) 829-8432)

              BY  MAIL:                       FACSIMILE TRANSMISSION                   BY HAND:
      First Union National Bank                  TELEPHONE NUMBERS:           First Union National Bank
        Shareholder Services                 First Union National Bank       c/o IBJ Schroeder Bank
       230 South Tryon Street                     (704) 374-6987                     & Trust Co.
 Charlotte, North Carolina  28288-1153                                      Stock Transfer, Department SCI
For overnight items  use zip code 28288                                             One State Street
                                                                                New York, New York 10004


     Questions or requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                           THE INFORMATION AGENT IS:

                             D.F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005
                           (800) 669-5500 (Toll-Free)

                      THE DEALER MANAGER FOR THE OFFER IS:

                          J.P. MORGAN SECURITIES INC.
                                 60 Wall Street
                         New York, New York 10260-0060
                           (800) 996-6886 (Toll-Free)